For period ending 10/31/05
File number 811 - 5085

77(C).	Matters submitted to a vote of security holders.

	a)	Meeting of shareholders - October 17, 2005

		(1)	Directors elected:

Joseph C. Berenato, H. Frederick Christie, Robert J. Denison, Paul G. Haaga, Jr., Koichi Itoh, Merit E. Janow, Mary Myers Kauppila, James B. Lovelace, Gail L. Neale, Robert J. O’Neill, Donald E. Petersen, Stefanie Powers, Steadman Upham, Charles Wolf, Jr.